Mail Stop 3561

July 08, 2008

Mr. Gregory E. Abel
President
MidAmerican Funding, LLC
666 Grand Ave Suite 500
Des Monies, Iowa 50309

       RE: **MidAmerican Funding, LLC**
                  MidAmerican Energy Company
                  Form 10-K for Fiscal Year Ended December 31, 2007
                  Filed February 29, 2008
                  File No. 333-90553 and 333-153887

Dear Mr. Abel:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief